UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 April, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Annual Information Update

CRH plc

ANNUAL INFORMATION UPDATE ("AIU")

CRH plc (the "Company") published its Annual Report on 1st April 2010.  This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website,

www.crh.com, under News & Events.

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.  This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority.  This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

28-Apr-09	Annual Information Update
29-Apr-09	2008 Final Dividend - Scrip Dividend Alternative
30-Apr-09	Transaction in Own Shares
30-Apr-09	Holding(s) in Company
30-Apr-09	Total Voting Rights
06-May-09	Interim Management Statement
06-May-09	Result of AGM
08-May-09	Transaction in Own Shares
08-May-09	Notice re. filing of Annual Report on Form 20-F
08-May-09	Holding(s) in Company
08-May-09	Director/PDMR Shareholding
12-May-09	Director/PDMR Shareholding
14-May-09	Transaction in Own Shares
21-May-09	Transaction in Own Shares
22-May-09	Company Secretary Change
29-May-09	Transaction in Own Shares
29-May-09	Total Voting Rights
04-Jun-09	Holding(s) in Company
11-Jun-09	Transaction in Own Shares
17-Jun-09	Holding(s) in Company
18-Jun-09	Transaction in Own Shares
18-Jun-09	Trading Statement Notification
24-Jun-09	Board Appointment
25-Jun-09	Transaction in Own Shares
26-Jun-09	Holding(s) in Company
29-Jun-09	Director Declaration
30-Jun-09	Total Voting Rights
02-Jul-09	Transaction in Own Shares
07-Jul-09	Trading Statement
16-Jul-09	Transaction in Own Shares
22-Jul-09	Holding(s) in Company
23-Jul-09	Transaction in Own Shares
23-Jul-09	Director/PDMR Shareholding
27-Jul-09	Cash Tender Offer
30-Jul-09	Transaction in Own Shares
31-Jul-09	Total Voting Rights
06-Aug-09	Transaction in Own Shares
11-Aug-09	Director/PDMR Shareholding
20-Aug-09	Transaction in Own Shares
24-Aug-09	Results of Cash Tender Offer
25-Aug-09	Interim Results
26-Aug-09	Director/PDMR Shareholding
27-Aug-09	Transaction in Own Shares
27-Aug-09	Director Declaration
01-Sep-09	Total Voting Rights
03-Sep-09	Transaction in Own Shares
08-Sep-09	2009 Interim Dividend
10-Sep-09	Transaction in Own Shares
17-Sep-09	Transaction in Own Shares
18-Sep-09	2009 Interim Dividend - Scrip Dividend Alternative
24-Sep-09	Transaction in Own Shares
24-Sep-09	Director/PDMR Shareholding
30-Sep-09	Blocklisting Interim Review
30-Sep-09	Total Voting Rights
02-Oct-09	Transaction in Own Shares
08-Oct-09	Transaction in Own Shares
12-Oct-09	Holding(s) in Company
16-Oct-09	Transaction in Own Shares
16-Oct-09	Director/PDMR Shareholding
21-Oct-09	2009 Interim Dividend - Scrip Dividend Alternative
22-Oct-09	Transaction in Own Shares
22-Oct-09	IMS Notification
29-Oct-09	Transaction in Own Shares
29-Oct-09	Response to Semapa Press Release
30-Oct-09	Total Voting Rights
30-Oct-09	Director/PDMR Shareholding
02-Nov-09	Financial Calendar 2010
05-Nov-09	Transaction in Own Shares
10-Nov-09	Interim Management Statement
12-Nov-09	Transaction in Own Shares
19-Nov-09	Transaction in Own Shares
20-Nov-09	Transaction in Own Shares
26-Nov-09	Transaction in Own Shares
27-Nov-09	Transaction in Own Shares
30-Nov-09	Total Voting Rights
01-Dec-09	Holding(s) in Company
03-Dec-09	Transaction in Own Shares
10-Dec-09	Transaction in Own Shares
10-Dec-09	CRH Response to Anti-competition Finding in Poland
17-Dec-09	Transaction in Own Shares
23-Dec-09	Trading Statement Notification
24-Dec-09	Transaction in Own Shares
30-Dec-09	Holding(s) in Company
31-Dec-09	Transaction in Own Shares
31-Dec-09	Transaction in Own Shares
31-Dec-09	Total Voting Rights
05-Jan-10	2009 Development Update
05-Jan-10	2009 Trading Update Statement
07-Jan-10	Holding(s) in Company
07-Jan-10	Holding(s) in Company
14-Jan-10	Transaction in Own Shares
21-Jan-10	Transaction in Own Shares
29-Jan-10	Total Voting Rights
01-Feb-10	Holding(s) in Company
04-Feb-10	Holding(s) in Company
05-Feb-10	Holding(s) in Company
11-Feb-10	Transaction in Own Shares
18-Feb-10	Transaction in Own Shares
26-Feb-10	Holding(s) in Company
26-Feb-10	Total Voting Rights
02-Mar-10	Final Results
04-Mar-10	Transaction in Own Shares
04-Mar-10	Director/PDMR Shareholding
05-Mar-10	Transaction in Own Shares
11-Mar-10	Transaction in Own Shares
16-Mar-10	CRH plc 2009 Final Dividend - Scrip Dividend Alternative
16-Mar-10	Director/PDMR Shareholding
17-Mar-10	Transaction in Own Shares
19-Mar-10	Transaction in Own Shares
19-Mar-10	Holding(s) in Company
24-Mar-10	Director/PDMR Shareholding
25-Mar-10	Transaction in Own Shares
31-Mar-10	Blocklisting Interim Review
31-Mar-10	Transaction in Own Shares
31-Mar-10	Total Voting Rights
01-Apr-10	CRH plc Annual Report/AGM Circular/Scrip Dividend Alternative
01-Apr-10	Notice re. filing of Annual Report on Form 20-F
08-Apr-10	Transaction in Own Shares
08-Apr-10	Director/PDMR Shareholding
09-Apr-10	Transaction in Own Shares
12-Apr-10	Transaction in Own Shares
14-Apr-10	Management Changes
15-Apr-10	Transaction in Own Shares

In addition to the above, the Company made the following filings with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system:

·

    2008 Annual Report on Form 20-F on 8th May 2009

·

    2009 Annual Report on Form 20-F on 1st April 2010

·

     Registration Statement on Form S-8 on 2nd April 2010 in relation to Oldcastle Materials, Inc. Retirement Savings Plan and Oldcastle Precast, Inc. Profit Sharing Retirement Plan and Trust

(ii) Companies Registration Office Filings

30-Apr-2009	H5A - Re-issue of Treasury Shares
12-May-2009	G1 - Special Resolution approved at 2009 Annual General Meeting
12-May-2009	Amended Memorandum & Articles of Association - approved at 2009 Annual General Meeting
12-May-2009	G2E - Ordinary Resolution approved at 2009 Annual General Meeting
12-May-2009	B4 - Increase in authorised share capital - approved at 2009 Annual General Meeting
12-May-2009	B5 - Return of Allotments
18-May-2009	B6 - Particulars of a Contract Relating to Shares
22-May-2009	H5A - Re-issue of Treasury Shares
17-Jun-2009	B1 - Annual Return
19-Jun-2009	B10 - Change of address
19-Jun-2009	H5A - Re-issue of Treasury Shares
06-Jul-2009	B10 - Appointment of Director
06-Jul-2009	B10 - Appointment of Company Secretary
20-Jul-2009	H5A - Re-issue of Treasury Shares
21-Aug-2009	H5A - Re-issue of Treasury Shares
18-Sep-2009	B10 - Change of address
25-Sep-2009	H5A - Re-issue of Treasury Shares
21-Oct-2009	H5A - Re-issue of Treasury Shares
03-Nov-2009	B5 - Return of Allotments
13-Nov-2009	H5A - Re-issue of Treasury Shares
02-Dec-2009	B6 - Particulars of a Contract Relating to Shares
15-Dec-2009	H5A - Re-issue of Treasury Shares
12-Jan-2010	H5A - Re-issue of Treasury Shares
09-Feb-2010	H5A - Re-issue of Treasury Shares
03-Mar-2010	H5A - Re-issue of Treasury Shares
31-Mar-2010	H5A - Re-issue of Treasury Shares

Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC (www.ise.ie, www.londonstockexchange.com and.www.sec.gov respectively). Copies of any filings made with the Companies Registration Office are available from the Companies Registration Office (www.cro.ie).

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

20th April 2010

Contact:

N. Colgan
Company Secretary, CRH plc
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   20 April, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director